February 23, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644
RE:	Minnesota Life Insurance Company
Minnesota Life Individual Variable Universal Life Account
Post-Effective Amendment Numbers 18 and 95 to Registration Statement
on Form N-6 (File Numbers 333-183590 and 811-22093)
Commissioners:
This post-effective amendment to the Registration Statement on Form N-6 for the above-referenced Minnesota Life Individual Variable Universal Life Account (the “Registrant”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to the Commission’s EDGAR system. The amendment includes the addition of a new persistency bonus. The amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). In that regard, the Registrant requests that the filing become effective April 29, 2022.
Any questions and comments that you may have regarding this filing may be directed to the undersigned at (651) 665-2626.
Sincerely,
/s/ Thomas P. Trier
Thomas P. Trier
Counsel
TPT:mab